Exhibit 99.3

GERDAU S.A.	METALÚRGICA GERDAU S.A.
Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19	Corporate Tax ID (CNPJ/MF): 92.690.783/0001-09
Company Registry (NIRE): 35300520696	Company Registry (NIRE): 35300520751

MATERIAL FACT

Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (jointly, “Companies”), hereby inform its shareholders and the market in general that the information regarding future management perspectives on “Strategic CAPEX Investments” and its consequent “Potential Annual EBITDA by project” have been updated as described below and foreseen on “Gerdau Investor Day 2024” Presentation, disclosed to the on this date:

•	Strategic CAPEX Investments: The Companies’ management estimates that the Investments on Strategic CAPEX amount to R$ 9.2 billion. Of this amount R$ 3.4 billion has already been invested, while the remaining R$5.8 billion had their projection revised for the coming years, mainly up top 2027.

•	Potential Annual EBITDA by project: The Companies’ management estimates that the Investments on Strategic CAPEX that have not yet been concluded, have the potential of generating a potential annual EBITDA of R$ 2.8 billion.

The updates to the projection above reflect: i) an updated view, clear of completed projects; ii) the incorporation of Downstream Projects in North America; iii) an adjustment to forestry investments due to the idling of Barão de Cocais and Sete Lagoas mills (Biomass Route).

Lastly, the Companies clarify that the information presented above were based on forecasts, which are subjected to the market’s risks and uncertainties, being them estimated upon beliefs and premises of the Companies’ management, according to available data. In that regard, the Companies emphasize that such information does not set any performance promises, once the Companies’ factual earnings for such indicators may be materially different from the results expressly or implicitly provided from this data.

Additionally, the Companies inform that they will update item 3 of the Reference Forms according to the stipulated deadlines of the applicable regulation.

São Paulo, October 3rd, 2024

Rafael Dorneles Japur

Executive Vice President

Investor Relations Director